Quesadilla Gorilla, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	2,808.00
Cash on Hand - Food Truck	580.00
Chase Checking	4,627.39
Chase Savings	0.00
Chase Savings 2	6,000.01
Chase Tax Account	7,733.38
Checking -Fresno	-7,545.09
Checking -VBB	0.00
Tax Account - VBB	0.00
Total Bank Accounts	**$14,203.69**
Accounts Receivable	
Accounts Receivable	8,474.53
Total Accounts Receivable	**$8,474.53**

Quesadilla Gorilla, Inc.

BALANCE SHEET
As of December 31, 2019

	TOTAL
Other Current Assets	
Due from Shareholder	33,902.26
Employee Advance	0.00
Inventory Asset	11,733.14
Merchant Undeposited Funds	0.00
DoorDash Undeposited Funds	1,254.24
Grubhub Undeposited Funds	852.25
Postmates undeposited	206.96
Square Undeposited Funds	3,799.61
Uber Undeposited Funds	172.73
Total Merchant Undeposited Funds	**6,285.79**
Payroll Asset	1,063.16
Prepaid Expenses	0.00
Suspense	0.00
Uncategorized Asset	0.00
VBB Tax Clearing	0.00
Total Other Current Assets	**$52,984.35**
Total Current Assets	**$75,662.57**
Fixed Assets	
Accumulated Depreciation	-226,425.19
Auto & Transport Eq.	171,398.35
Furniture & Equipment	22,437.91
Improvements	9,265.00
Machinery & Equipment	78,721.70
Total Fixed Assets	**$55,397.77**
Other Assets	
Accumulated Amortization	-4,961.34
Goodwill	14,182.48
Other Asset	0.00
Rental Deposit	0.00
Total Other Assets	**$9,221.14**
TOTAL ASSETS	**$140,281.48**

Quesadilla Gorilla, Inc.

BALANCE SHEET
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	64,987.05
Total Accounts Payable	**$64,987.05**
Credit Cards	
Capital One	12,298.38
Chase Credit Card	0.00
Citi Credit Card	7,071.86
Total Credit Cards	**$19,370.24**
Other Current Liabilities	
Food Truck Deposits	0.00
Fresno County Payable	79.75
Gift Card Liability	41,027.95
Loan - Sar	0.00
Miguel Loan	10,000.00
Payroll Clearing	0.00
Sales Tax Payable	45,867.52
State Board of Equalization Payable	90.75
Tips Owed	0.00
Tulare Payable	486.03
Total Other Current Liabilities	**$97,552.00**
Total Current Liabilities	**$181,909.29**
Long-Term Liabilities	
Auto Loan - Prius @ $599.80/month	5,891.69
Auto Loan - Wells Fargo	0.00
Due to Shareholder	0.00
Notes Payable - 2018 Ford Transit	32,317.33
Notes Payables - CBB 13437754	1,557.35
Quick Book Loan	0.00
Quick Book loan 2	0.00
Quickbooks Loan Dec 2019	24,000.00
Square Loan	0.00
Square Loan - Dusty 2	0.00
Square Loan - Dusty 2019	21,816.85
Square Loan - Food Truck 2	0.00
Square Loan - Visalia	0.00
WareHouse Row Loan	41,872.70
Total Long-Term Liabilities	**$127,455.92**
Total Liabilities	**$309,365.21**

Quesadilla Gorilla, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
Equity	
Capital - Miguel	0.00
Capital - Mikayla	0.00
Common Stock	5,000.00
Miguel - Draw	0.00
Miguel Contributions	0.00
Mikayla - Draw	0.00
Mikayla Contribution	0.00
Retained Earnings	-120,699.64
Net Income	-53,384.09
Total Equity	**$ -169,083.73**
TOTAL LIABILITIES AND EQUITY	**$140,281.48**